OFFERING MEMORANDUM

PART II OF OFFERING STATEMENT (EXHIBIT A TO FORM C)

Eclipse Diagnostics Inc.

WeWork Pacific Design Center
750 N San Vicente Blvd
Los Angeles, CA 90069

www.eclipsedx.com

107,000 shares of Common Stock

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

THE OFFERING

Maximum 107,000* shares of common stock ($1,070,000)

**Maximum subject to adjustment for bonus shares. See 10% Bonus below*

Minimum 1,000 shares of common stock ($10,000)

Company	Eclipse Diagnostics Inc.
Corporate Address	WeWork Pacific Design Center, 750 N San Vicente Blvd, CA 90069
Description of Business	Easy to use home test to monitor the risk of stroke
Type of Security Offered	Common Stock (the "Shares", or the "Securities")
Purchase Price of Security Offered	$10 / share
Minimum Investment Amount (per investor)	$500.00

Perks*

All **investors**

Regular updates on our technology progress

$2,000+

Exclusive content and regular company updates -

Personalized Stroke Screen Home **test prototype**

$5,000+

Your place on the Technology Ambassadors Page of the website - Exclusive content and frequent company updates –

Personalized Stroke Screen Home test prototype

1-year **'Casual' subscription to the Stroke Screen Home test** - FREE

$10,000+

Your place on the Technology Ambassadors Page of the website - Exclusive content and regular company updates –

Personalized Stroke Screen Home test prototype

Invitation to our annual company VIP events.

1-year **'Basic' subscription to the Stroke Screen** Home test - FREE

$50,000+

Your place on the Technology Ambassadors Page of the website as an **Honored Contributor** - Exclusive content and regular company updates -

Personalized Stroke Screen Home test prototype

Invitation to our annual company VIP events.

1-year 'Monitor+' subscription to the Stroke Screen Home test - 2 FREE

Twice-a-year conference call with the CEO and founders.

**All perks occur after the offering is completed.*

The 10% Bonus for StartEngine Shareholders

Eclipse Diagnostics Inc. will offer 10% additional bonus shares for all investments that are committed by StartEngine Crowdfunding Inc. shareholders (with at least $1,000 invested in the StartEngine Reg A+ campaign) within 24 hours of this offering going live.

StartEngine shareholders who have invested $1,000+ in the StartEngine Reg A+ campaign will receive a 10% bonus on this offering within a 24-hour window of their campaign launch date. This means you will receive a bonus for any shares you purchase. For example, if you buy 10 shares of Common Stock at $10 / share, you will receive 1 Common Stock bonus shares, meaning you'll own 11 shares for $100. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid for one year from the time StartEngine Crowdfunding Inc. investors receive their countersigned StartEngine Crowdfunding Inc. subscription agreement.

We advise that you consult your personal tax advisor regarding any tax impact you may have regarding the receipt of any of the “bonus shares” described herein.

Multiple Closings

If we reach the target offering amount prior to the offering deadline, we may conduct the first of multiple closings of the offering early, if we provide notice about the new offering deadline at least five business days prior (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment), upon our sole discretion.

THE COMPANY AND ITS BUSINESS

The company's business

What is the problem we are trying to solve?

Each year nearly 800,000 people in the U.S. experience a new or recurrent stroke and stroke is the fifth leading cause of death in the U.S. Up to 80 percent of strokes can be prevented and our mission is to give surviving stroke patients and other high-risk individuals a home testing device that can give an early warning sign and help prevent onset of stroke at home. (American stroke association: https://www.strokeassociation.org/STROKEORG/AboutStroke/About-Stroke_UCM_308529_SubHomePage.jsp).

Why now?

With a rapidly aging population and an increased incidence of cardiovascular disease, stroke is becoming one of the leading causes of morbidity and mortality in the U.S. and across the world. Also, today there is no affordable way to measure levels of biomarkers at home. Our technology enables that.

What is your solution?

We are developing an easy to use home test to monitor the risk of stroke. The device is based on our patented and proved technology, based on biomarker detection that is both accurate, low cost and simple to use. With

”proven” we mean that we have performed a proof of concept study where we successfully detected a target antigen and produced a calibration curve for quantification. We have published our results in international peer-reviewed journals: https://www.sciencedirect.com/science/article/pii/S0956566315304449?via%3Dihub, https://www.researchgate.net/publication/316686647_Electrochemical_impedimetric_detection_of_stroke_biomarker_NT proBNP_using_disposable_screen-printed_gold_electrodes, https://www.sciencedirect.com/science/article/pii/S0925400517323699?via%3Dihub.

The test procedure is similar to the glucose monitoring test: you take a blood prick (we are evaluating alternate testing mechanisms for potential future use, such as, for instance, a urine sample), put the drop of blood on the disposable, one-time-use test, insert it in a compact reader, wait 15-20 minutes and get the results on your smartphone app.

If the level of the tested biomarker is above the ‘safe’ level, the app will inform the user that they should go to a physician and get a clinical check-up and proper treatment.

We do not aim to replace the doctor or give medical diagnostics or medical advice. Our platform aims to serve as an early warning mechanism and the final diagnostics and treatment will still be performed by trained physicians.

Can we prevent every stroke?

No test is perfect so that means that we will not be able to detect every stroke episode. However, we are optimistic that that we help stroke patients and help identify risk factors for some other emergent clinical manifestations that are not stroke related (i.e. heart attacks).

Who are our competitors and how are we better?

Today we are not aware of products in the market that would allow measurement of the stroke biomarkers at home or that are accessible to the wider public. Competing technologies are limited mainly due to their high price. The majority of competing technologies rely on optical detection and quantification or do not offer the accuracy and sensitivity needed for such an application. Optical detection is still very expensive, and the readers cost upwards of $1,000 -- that is why these technologies are today only used in high-end medical institutions. Our technology serves this niche market because we can provide laboratory grade performance at a price that is accessible to a general consumer.

What is our business model?

We will sell our tests direct to consumers on a subscription model. The Basic subscription model will include a free reader and 4 tests per month at a price of $60. The premium model will include a reader and 8 tests per month at a price of $100. We will tailor our subscription model in the future based on market response and demand.

How big is the opportunity?

Our target consumers are stroke survivors and diabetics. In the U.S. alone there are 6.5 million stroke survivors (data from National Stroke Association) and over 10 million diabetics over 40 years old (data from CDC). Considering only the basic subscription model this amounts to a market opportunity of $9.9 billion per year.

What are our sales targets?

Our goal is to get on board 1,000 users in the first year after launch, with a goal to gross $800,000 in sales and scale up to 10,000 users in the following year, with a goal to gross up to $9,000,000 in sales. Our goal is to increase our customer base to 500,000 in the following two years to reach a goal of $480,000 in sales per year.

How much funding are we raising and how long will it last?

We aim to raise $1,070,000 for the next year. It is anticipated that the funding will be used to, among other things, develop a ready to use product that is available for distribution or clinical validation (see below “Do you need FDA approval?”). We also expect to need to raise additional funding (currently anticipated to be approximately $10 million) after this period for, among other things, inventory, certification, marketing and scale up.

Do we need FDA approval?

Based on initial assessment with regulatory advisors, we need to file a 510k premarket notification for a Class II screening device. We may need to meet other regulatory requirements.

What is the stage of the technology today?

We have optimized the technology in the laboratory setting and have tested it with various medical applications ranging from dengue, stroke biomarkers, stress markers and male fertility markers. We have achieved the proof of concept stage as reflected by our published work in the international peer reviewed journals: https://www.sciencedirect.com/science/article/pii/S0956566315304449?via%3Dihub, https://www.researchgate.net/publication/316686647_Electrochemical_impedimetric_detection_of_stroke_biomarker_NT-proBNP_using_disposable_screen-printed_gold_electrodes, https://www.sciencedirect.com/science/article/pii/S0925400517323699?via%3Dihub. We have also performed proof-of-principle studies for the detection of dengue fever, male-fertility markers and heart-failure markers (we have successfully detected the target antigens in a controlled sample and produced a calibration curve). We have also shown that our technology that was shown to be on par with laboratory-based assay (ELISA) in real life clinical samples: we have shown this by testing 15 dengue fever patient samples with our test and the BioRad Dengue NS2 Ag ELISA test and we have shown that both assays produce same results. We have published part of these results in Sensors and Actuators B: Chemical, Volume 259, 15 April 2018, Pages 354-363. Please elaborate and provide more detail] We are now at a stage where we need to determine the manufacturing process and adapt the technology to enable a cost effective and rapid manufacturing. We have also spent a great deal of time in reducing the cost of components used and we are approaching our goal of $1-2 COGS.

What is our roadmap?

Phase 1: Product development and determining the manufacturing process - 18 Months

Phase 2: Verification and validation – 6 Months

Series A fundraising

Phase 2a: 510k submission – 10 Months

Phase 3: Launch – 12 months

Series B fundraising

Phase 4: Scale-up – 12 months

Intellectual property

Eclipse Diagnostics Inc. holds an exclusive sublicense in the territory of USA, for the core electro-lateral flow immuno-assay (ELLI) patent (for so long as the patent is in effect) from Biosensorix Pte. Ltd., a Singapore-based company founded and managed by Luka Fajs (CEO) and Robert S. Marks (who are also the founders of Eclipse Diagnostics Inc.). The license covers any field of use relevant to the patent in the territory of United States of America in perpetuity.

Robert S. Marks is also one of the co-inventors of the technology. The patent was filed and is assigned to Nanyang Technological University and Ben-Gurion University Of The Negev Research And Development Authority that exclusively licensed the patent to Biosensorix Pte. Ltd. any field of use, territories: USA, Singapore, China, Europe), for so long as the patent is in effect, who then sublicensed the technology to Eclipse Diagnostics Inc. (for so long as the patent is in effect, any field of use, territory: USA).

What is the technology behind it?

ELLI™ is a USB-like device with a reader that can give a quantitative reading of the biomarker within 15 minutes. ELLI™ combines the simplicity of a lateral flow pregnancy test with the quantification of a glucometer. The core technology lies in our patented chemical formulation that enables measurements of biomarker levels at a low cost and laboratory grade accuracy.

Who are the founders?

The Company was founded by Prof. Robert S. Marks and Dr. Luka Fajs (pronounced "Feiss"). Robert S. Marks is a professor at Ben-Gurion University of the Negev and he is one of the leading experts in the field of biosensors and has raised over $50 million in research grants, holds several patents and has published over 140 articles in peer-reviewed journals. He is also a serial entrepreneur with a vast network of scientific and clinical collaborators across the world. Dr. Luka Fajs is an expert in medical diagnostics and an inventor. Prior to starting the company, he was doing medical diagnostics and research of hemorrhagic fever viruses and other highly pathogenic viruses. He also spent a lot of time in the field, helping doctors and nurses in underdeveloped countries with medical diagnostics and research. For the past 3 years he has been the CEO of Biosensorix, leading the research and business development of the home testing platform mainly for detection of infectious diseases.

Liabilities and Litigation

We do not have any liabilities (other than those incurred in the ordinary course of business) and we are not involved in any litigation.

The team

Officers and directors

Luka Fajs	President, CEO, Director
Prof. Robert S. Marks	Chief Scientist, Director

Luka Fajs
Luka comes from Slovenia and holds a PhD in Medical Microbiology from University of Ljubljana, Slovenia. Before starting the Company, he was doing research and clinical laboratory diagnostics of hemorrhagic fevers, biothreats and other infectious diseases. He spent a lot of time in the field, helping doctors and nurses in low-income countries to set up and improve their diagnostic preparedness. During his work, he saw first-hand the drawbacks of the existing medical diagnostics system that is mostly centralized, capital-intensive and many people do not have adequate access to it. That was the motivation to join Prof. Robert's laboratory in Singapore where he took over the fundraising and startup activities of the technology. He continued as CEO of Biosensorix and helped secure early funding and directed the research and development activities. He is a passionate entrepreneur with deep knowledge of diagnostics, user expectations, and basic science. Jan 2014 - Dec 2014: Post-doc at Institute of Microbiology and Immunology, University of Ljubljana, Slovenia - research and clinical diagnostics of viral hemorrhagic fevers and other zoonoses Jan 2015 - Dec 2016: Post-doc at Nanyang Technological University, Singapore - research and development of diagnostic and environmental monitoring platforms Nov 2015 - present: cofounder, CEO and Director of Biosensorix Pte. Ltd., Singapore - research and development of medical devices for rapid detection and quantification of disease biomarkers Feb 2018 - present: cofounder, president, CEO and Director of Eclipse Diagnostics Inc., USA - research and development of medical devices for rapid detection and quantification of disease biomarkers

Prof. Robert S. Marks
Prof. Dr. Robert S. Marks is the co-inventor of the technological platform and is a renowned expert and key opinion leader in the field of biosensors. He is a Full Professor at the Ben-Gurion University of the Negev, Israel, at the Department of Biotechnology Engineering, The National Institute for Biotechnology in the Negev and the Ilse Kats Centre for Nanotechnology. He was a Visiting Scientist in the NTU-MSE, and was a program coordinator for the NRF CREATE program "Nanomaterials for Water and Energy Management". Robert has previously co-founded Biosensing Technologies Ltd, Biopixel Ltd and Polyrizon Ltd. He will be assisting with advising the development of the next generation prototype and establishing the business collaboration with potential partners. Prof. Marks has extensive experience in development of biosensors. He is the Editor-in-Chief of a 2007 2-volume Wiley Handbook in Biosensors and Biochips and a 2014 Viral Diagnostics book for virus detection. He is the author of 150+ papers (H-index 27), and numerous chapters. He has 4 issued patents as well as a dozen filed. 2011-present: Full Professor at Avram and Stella Goldstein-Goren Department of Biotechnology Engineering, Ben-Gurion University of the Negev, Israel Jan 2012 - Dec 2016: Visiting Professor at Nanyang Technological University, Singapore July 2011 - Jun 2016: Coordinator at NRF (National Research Foundation) CREATE Center for Nanomaterials for Energy and Water Management, Singapore Nov 2015 - present: cofounder and Director of Biosensorix Pte. Ltd., Singapore - research and development of medical devices for rapid detection and quantification of disease biomarkers Feb 2018 - present: cofounder and Director of Eclipse Diagnostics Inc., USA - research and development of medical devices for rapid detection and quantification of disease biomarkers

Number of Employees: 2

Related party transactions

Eclipse Diagnostics Inc. has signed a licensing agreement with Biosensorix Pte. Ltd. for the core electro-lateral flow patent (#11201508541T). The license allows Eclipse Diagnostics Inc. to develop, use, sell the subject technology in any relevant field, in the territory of USA, for the period of the patent. Prof. Robert S. Marks is listed as a co-inventor of the above patent and is eligible to receive a portion of the royalties collected by NTU/BGU as per individual university policy and as per share of the patent as determined by both Universities. Eclipse Diagnostics Inc., will pay Biosensorix Pte. Ltd. 2% royalties in respect of all sales, leases or other transfers of the products based on the above patent during the term of the patent. Eclipse Diagnostics Inc. will also pay the following milestone payments: (a) US Dollars ten thousand ($10,000) to be paid upon raising $100,000; (b) US Dollars forty-five thousand ($45,000) to be paid upon raising $500,000; (c) US Dollars seventy-five thousand ($75,000) to be paid upon raising $1,000,000; (d) US Dollars twenty-five thousand ($25,000) per every US Dollars five hundred thousand ($500,000) private capital raised following the first $1,000,000 raised and until achieving performance milestone; approval from a state level health service administration (e.g. Food and Drug Administration of United States, and their equivalents) of the diagnostic kit. Dr. Luka Fajs holds 10.9% equity share in Biosensorix Pte. Ltd. and is the CEO of Biosensorix Pte. Ltd. Prof. Robert S. Marks holds 58.6% equity share in Biosensorix Pte. Ltd. and is the Chief Scientist at Biosensorix Pte. Ltd. Dina Mandic holds 0.45% equity share in Biosensorix Pte. Ltd. Tina Semolic is an advisor at Biosensorix Pte. Ltd.

RISK FACTORS

These are the principal risks that related to the company and its business:

- **Our patents and other intellectual property could be unenforceable or ineffective.** One of the Company's most valuable assets is its licensed intellectual property. We currently hold an exclusive sublicense to the core patent for the electro-lateral flow platform, as well as a number of copyrights, Internet domain names, and trade secrets. We believe the most valuable component of our intellectual property portfolio is our sublicensed patent and that much of the Company's current value depends on the strength of these patents. The Company intends to continue to file additional patent applications and build its intellectual property portfolio as we discover new technologies related to point- of-care testing and stroke prevention. Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our patent protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if these patents are deemed unenforceable, the Company will almost certainly lose any revenue it receives from sublicensees and be unable to enter into additional sublicenses. This would cut off a significant potential revenue stream for the Company. Patents are limited in their impact to the country of issue. The Company currently possesses the rights to one or more filed or issued patents in China, Europe, Singapore and the United States. All patents are not created equal and our patent portfolio is likely weaker in some countries compared to others. Moreover, even though these patents have been filed or issued, they can be challenged in a variety of ways such that it is possible that the Company will be competing without enforceable intellectual property protection in one or more of these markets.
- **There are several potential competitors who are better positioned than we are to take the majority of the market** The medical device industry is well-developed and highly competitive. There are several large and established manufacturers with the engineering talent, regulatory expertise, economic resources and manufacturing relationships needed to develop a competitive product. Many of these manufacturers also have well-recognized brand names and established international distribution and retail relationships that could enable them to successfully market and sell a competitive product. If these companies are able to design around our intellectual property or render it unenforceable, then they will likely be able to bring a product to market at a lower cost and in more markets than we will be able to. The advantage they will have because of their scale and distribution network could become insurmountable for us. As a result, it is possible that our product could be forced out of the market by larger, more established players. If that occurs without these larger players needing to obtain a license from us, then the value of your investment would be greatly diminished. However these large and established manufacturers are also our potential partners and our company would be an interesting acquisition for them, and an exit strategy for our investors.
- **This is a brand-new company with no history** in the U.S. It has no history, no clients, no revenues. If you are investing in this Company, it's because you think the Stroke Screening home test is a good idea, that we will be able to successfully develop, get regulatory approval, market, manufacture and sell the Stroke

Screening home test, that we can price it right and sell it to enough people so that the Company will succeed. We have yet to sell any vessels and we plan to market a vessel that has no commercial contemporaries. Further, we have never turned a profit and there is no assurance that we will ever be profitable. There is no assurance that we will be able to commence operations or attain users.

- **We have substantial future capital needs and our ability to continue as a going concern depends upon our ability to raise additional capital and achieve profitable operations.** We estimate that we will require at least $10 million to commence commercial production of the Stroke Screening home test. We believe that we will be able to finance the commercial production of the Stroke Screening home test through crowdfunding, fundraising from institutional investors, government grants and other research grants. If we are unable to do so we may need to raise money from bank loans, future sales of securities or some combination thereof. There can be no assurance that any additional financings will be available to the Company on satisfactory terms and conditions, if at all.
- **Your investment could be illiquid for a long time and you can't easily resell the securities.** You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. Should the Company's plan become being acquired by an existing player in the medical device industry, that may never happen, or it may happen at a price that results in you losing money on this investment. Although an initial public offering is another potential path for the Company, it is not likely. Similarly, we do not expect to issue dividends to investors, even if we are in the position to do so. Instead, we intend to re-invest profits back into the Company in an effort to drive growth. As a result, the most likely path to making a positive return on your investment is through a successful sale of the business. Even if we achieve our revenue plans, it is possible that market conditions will lead us to conclude that a sale is not viable, not in the best interest of the shareholders at that time, or inappropriate for any number of reasons. Because your return on this investment is likely tied to the sale of the Company, there are a wide range of factors that will impact the value of your investment that are out of our control, including, but not limited to, the selling environment, the number of interested purchasers, the perceived value of our brand and our intellectual property, comparable recent sales in our industry and other industries, the projected performance of the drone industry at the time of the sale, the cost of capital, and the perceived synergies between our Company and the acquirer. Prior to this offering, there has been no public market for the securities of the Company and there is no assurance that a public market will ever develop. The offering price of $10 per share has been arbitrarily determined by the Company and bears no direct relationship to the market price of the free trading shares, assets, earnings, book value, or any other objective standard of worth.
- **Our financial review includes a going concern note.** Our ability to continue as a going concern for the next twelve months is dependent upon our ability to generate sufficient cash flows from operations to meet our obligations, and/or to obtain additional capital financing from our members and/or third parties. No assurance can be given that we will be successful in these efforts. These factors, among others, raise substantial doubt about our ability to continue as a going concern for a reasonable period of time
- **Any valuation at this stage is pure speculation.** No one is saying the Company is worth a specific amount. They can't. It's a question of whether you, the investor, want to pay this price for this security. Don't think you can make that call? Then don't invest.
- **Our business projections are only estimates.** There can be no assurance that the company will meet those projections. There can be no assurance that the company and you will only make money if there is sufficient demand for the stroke screening home test, people think it's a better option than the competition and that Eclipse Diagnostics has priced the services at a level that allows the company to make a profit and still attract business.
- **There could be other patents or intellectual property in existence that we could be infringing on or that will prevent us from sublicensing our intellectual property.** Because our product is a medical device for point of care diagnostics and screening of stroke, there is a large body of prior art disclosing devices similar to ours. Although we have yet to find a patent upon which we believe our products infringe other than the ones for which we have obtained an exclusive license, such a patent could exist either in the United States or abroad. Moreover, it is possible that the holders of patents for other devices that are similar to our product will sue for infringement even if our products do not infringe. It is also possible that we are mistaken in our belief of non-infringement. Because of the inherent uncertainties in patent law and the associated costs of litigation, we may choose to settle these lawsuits instead of litigating them, or we may choose to litigate them. A settlement will likely have a negative impact on the value of the Company as will a defeat in litigation. Regardless of the outcome, the time we spend addressing patent issues will take away from the time we can spend executing our business strategy. As a result, even if we win an infringement challenge, the Company and your investment may be significantly and adversely affected by

the process. If we lose an infringement action, we may be forced to shut down our company, pay past damages and future royalties on our products, and/or reduce the royalty rates for any sublicenses we grant to our intellectual property. Any of these contingencies could significantly and adversely affect the value of your investment in the Company.

- **The cost of enforcing our patents could prevent us from enforcing them.** Patent litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our patents, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our patent(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our patent(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our patents because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.
- **This is a new and unproven industry**. The stroke screen home test is a completely new product that we will introduce to the market. Regardless of any current perceptions of the market, it is entirely possible that our product will not gain significant acceptance with any group of customers. In addition, it is possible that no company will be able to create a stroke screen home test product that generates significant sales, rendering our intellectual property worthless.
- **Credit might not be available when we need it; issuing more equity to raise working capital may dilute your ownership interest or may not be possible**. We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity could require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.
- **Our current or future products could have a latent design flaw or manufacturing defect** Although we have done testing on our current prototypes and intend to do similar testing on future prototypes and products, it is possible that there is a design flaw that will require us to delay the research and development process and obtaining the necessary regulatory approval. Our founders do not have substantial experience in the manufacturing of commercially available medical device products of this nature.
- **Our new products could fail to achieve the sales traction we expect. Our growth projections are based on an assumption that we will be able to successfully launch an affordable product for screening stroke risk at home and that it will be able to gain traction in the marketplace.** It is possible that our new product will fail to gain market acceptance for any number of reasons. If the new product fails to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.
- **We may face technological challenges We may discover that the optimal retail price points for Stroke Screen home tests are below where we can sustainably price our current low-cost architecture.** That could necessitate the development of a new product architecture that could take years to go from concept to product. It is possible that during the development of this next generation product, one or more issues may arise that could cause us to abandon it. This could happen at any point in the development cycle and could result in a significant delay to achieving the lower-priced product line. Many of our growth assumptions are tied to our ability to deliver a mass consumer product. If we need to develop a completely new product line to meet that requirement, that could create significant delays and adversely impact the value of your investment.
- **We may face challenges obtaining FDA or other regulatory approval**. FDA and other regulatory approval is necessary to be able to start marketing and selling the Stroke Screen home test to consumers. It is possible that FDA will reject our claims or ask to modify our claims or reject the application. We have not yet started formal discussions with FDA. We have started discussions with FDA consultants that, by their judgement, estimated we could get FDA approval within one year after submitting the technical data to FDA. We may discover that the technical, manufacturing or use-case challenges will be too great to warrant an FDA filing in due time. This would increase the time to market and could result in the Company performing below expectations, which could adversely impact the value of your investment. The

technology presented is still in “prototype” stage and has yet to reach the point of full production. As a result, there is risk that they may never be produced. Our Stroke Screen home test is still considered by us as “working prototypes” as it is not yet considered fully complete and ready for actual manufacturing and production. We expect to have the industrial prototype completed and ready for clinical validation and production in the next 18 months. FDA regulatory approval is out of our direct control, but we believe, based on our consultation with our FDA consultants, we can obtain approval within a year of submitting the documentation to FDA. While we expect these products to be completed in the time frames indicated, there remains risk that they may never be commercially produced and sold.

- **The technology presented is still in "prototype" stage and hasyet to reach the point of full production.** As a result, there is risk that they may never be produced. Our Stroke Screen home test is still considered by us as "working prototypes" as it is not yet considered fully complete and ready for actual manufacturing and production. We expect to have the industrial prototype completed and ready for clinical validation and production in the next 18 months. FDA regulatory approval is out of our direct control but we expect to get the approval within a year of submitting the documentation to FDAWhile we expect these products to be completed in the time frames indicated, there remains risk that they may never be commercially produced and sold.
- **We have substantial discretion as to how to use the proceeds from this offering.** Our management has broad discretion as to how to spend the proceeds from this offering and may spend these proceeds in ways with which an investor may not agree. We cannot predict that investment of the proceeds will yield a favorable return, if any. After the closing of the offering, the Company’s largest stockholders will be its two (2) founders, who are also its directors and officers.
- **We are subject to changes in foreign currency exchange rates.** Our material and component suppliers are in countries throughout the world. As a result, the price we pay for our products and what they may be sold for depends on the exchange rates between the U.S. dollar and other currencies. Over the past several years, these exchange rates have had material fluctuations and we expect they will continue to fluctuate. If the U.S. dollar becomes significantly weaker, our products will likely cost us more to purchase and we may receive less than expected when they are sold, adversely impact the economics of our business and your investment.
- **We must attract and retain key personnel.** Our success depends largely on the skills, experience, and performance of the members of our senior management and other key personnel. With successful funding, we will need to initiate the hiring of managers and other key personnel. We might be unable to assimilate our recently hired key personnel or be unable to locate, hire, and retain additional qualified key personnel. Our senior management and/or other key personnel are not bound to be employed for any specific time period. If we lose one or more of these key employees, our business and operating results could be seriously harmed. In addition, our future success will depend largely on our ability to continue attracting and retaining highly skilled personnel. Like other companies in the high-tech and gaming sectors, we face intense competition for qualified personnel
- **We rely on third parties to provide services essential to the success of our business** We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, website design, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.
- **We could fail to achieve the growth rate we expect even with additional investments.** We expect to generate a significant amount of growth from the investments we will make into marketing an affordable priced product. However, it is possible that price is not as significant an issue as we thought. As a result, for that, or some other reason, our marketing efforts may not generate a significant increase in sales volume. If this is the case, we may be forced to cease this additional marketing spend and reduce our growth rate. A slower growth rate will lengthen the time it takes for us to achieve our revenue goals and reduce the value of the Company, thereby reducing the value of your investment.
- **Part of the Eclipse Diagnostics service will be operated online which exposes us to online fraud, hacking and DDOS attacks.** The Eclipse Diagnostics mobile application and the planned cloud computing platform will be built with stringent security measures in place and we will work with data security experts to minimize the risk of online fraud, hacking and DDOS attacks.
- **Eclipse Diagnostics has to comply with very stringent rules and regulations.** Failing to do so has significant impact on the day-to-day business, including closure of bank account, fines and revocation of licenses to operate. Eclipse Diagnostics will work with regulatory compliance experts and subcontract part of the regulatory compliance to renowned consulting companies in order to mitigate this risk. We will also

initiate direct contact/communication with the relevant regulatory bodies (e.g. FDA) in order to prevent delays and additional costs in future years.

- **We depend on certain key personnel.** Our future success depends on the efforts of key personnel and consultants, especially our founders, Luka Fajs and Robert S. Marks. The loss of services of any key personnel may have an adverse effect on us. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.
- **No company is immune from lawsuits.** Eclipse Diagnostics will get General Liability insurance, but it is conceivable that an event could occur in the future where Eclipse Diagnostics must face high legal costs. Eclipse Diagnostics will put significant effort into marketing and labeling of the stroke screen test in a way that it will reduce the likelihood of being sued by end users.
- **We may not be able to effectively control and manage our growth** Our strategy envisions a period of potentially rapid growth in our user base. The growth of our business, if any, may require significant investments of capital and increased demands on our management, workforce and facilities. We will be required to substantially expand our administrative and operational resources and attract, train, manage and retain qualified employees, management and other personnel. Failure to do so, or to satisfy such increased demands would interrupt or have a material adverse effect on our business and results of operations.

OWNERSHIP AND CAPITAL STRUCTURE; RIGHTS OF THE SECURITIES

Ownership

- Luka Fajs, 50.0% ownership, Common Stock
- Robert S. Marks, 50.0% ownership, Common Stock

Classes of securities

- Common Stock: 1,000,000

Common Stock

The Company is authorized to issue up to 1,200,000 shares of common stock. There are a total of 1,000,000 shares currently outstanding, issued to founders.

Dividend Rights

Holders of our common stock are entitled to receive dividends, if any, as may be declared from time to time by the board of directors out of legally available funds. We have never declared or paid cash dividends on any of our capital stock and currently do not anticipate paying any cash dividends after this offering or in the foreseeable future.

Voting Rights

Holders of our common stock are entitled to vote on all matters submitted to a vote of the stockholders, including the election of directors. After the closing of offering, the Company's two largest stockholders will be its two founders.

Right to Receive Liquidation Distributions

At this time, the Company has one class of shares. In the event of the liquidation, dissolution, or winding up of the Company, or the occurrence of a liquidation transaction, holders of the common stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all the Company's debts and other liabilities. In the future, the Company may authorize a class of preferred stock that may be entitled to a preference to the receipt of proceeds of a liquidation, dissolution, or winding up of the Company, or the occurrence of a liquidation transaction.

Rights and Preferences

The rights, preferences and privileges of the holders of the Company's common stock are subject to and may be adversely affected by, the rights of the holders of any then outstanding shares of preferred stock, if and when the Company authorizes and issues any preferred stock.

What it means to be a Minority Holder

As a minority holder of Common Stock, you will have limited ability, if any, to influence our policies or any other corporate matter, including the election of directors, changes to the Company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the Company or of assets of the Company, or transactions with related parties. In short, you may have no ability to influence the direction of the Company, including on any matters submitted to a stockholder vote.

Dilution Your stake in the Company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments, such as convertible bonds, preferred shares or warrants, into stock.

If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only, and are not based on this offering):

- In June 2017, Jane invests $20,000 for shares that represent 2% of a company valued at $1 million.
- In December 2017, the company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stake is worth $200,000.
- In June 2018, the company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the "down round"). Jane now owns only 0.89% of the company and her stake is worth $26,660.

If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.The company is a party to an agreement pursuant to which an advisor is entitled to be granted stock options in an amount to be determined by the company's board of directors in its discretion at the end of each year of the agreement. Any grant of a stock option that results in an exercise of the option will dilute all stockholders of the company.

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

FINANCIAL STATEMENTS AND FINANCIAL CONDITION; MATERIAL INDEBTEDNESS

Financial Statements

Our financial statements can be found attached to this document. The financial review covers the period ending in 2018-02-05.

Financial Condition

Results of Operation

We have not yet generated any revenues and do not anticipate doing so until we have completed the building and delivery of product, which we do not anticipate occurring until 2021. Based on our forecast, with the liquidity of the anticipated full raise amount, we anticipate that we can operate the business for 10 months without revenue generation.

The core of our operations until we generate revenue will be research and development of our screening medical device. We estimate we will need to raise in a total of at least $10 million dollars to achieve this goal in 3-4 years. We estimate that approximately 40% of the total budget will be allocated to salaries for Research and Development experts, laboratory technicians, quality control expert, medical device R&D experts, regulatory compliance experts, legal and accounting, chief scientist, COO and CEO. We estimate that 30% of the total budget to be used for R&D related expenses; equipment, consumables, reagents, chemicals etc. We estimate that 10% of the total budget will be spent on Intellectual Property protection and management, 10% on legal and the rest for travel and other operating expenses.

Based on these projections we estimate that we will need to raise at least $10 million dollars in the course of next three to four years in order to support the operations of the business.

Financial Milestones

Our goal is to attain 1,000 users in the first year after launch, grossing $800,000 in sales and scale up to 10,000 users in the following year, grossing $9 million in sales. Our goal is to increase our customer base to 500,000 in the following two years reaching $480,000 in sales per year. With the above expenses will aim to develop the industrial protoype that we aim to use in clinical validation. We will need to raise additional external funds to generate the revenue that we have projected.

Liquidity and Capital Resources

The company infusion of new capital to start and grow business operations. If the company is successful in this offering, we will seek to continue to raise capital under crowdfunding offerings, equity or debt issuances, or any other method available to the company. We plan to raise $1m funding with Regulation Crowdfunding that will enable operation for 18 months and get to a stage where we can submit the product documentation for FDA review. The Company will seek to raise additional $5-10 million to fund clinical trials, inventory, product improvements and marketing for the following 18 months, until we start generating revenue. At that point we will also have access to other sources of capital such as lines of credit.

Indebtedness

The Company does have not have any material indebtedness.

Recent offerings of securities

None

Valuation

$10,000,000.00

We have not undertaken any efforts to produce a valuation of the Company. The price of the shares merely reflects the opinion of the Company as to what would be fair market value. The underlying technology that is exclusively sublicensed to Eclipse Diagnostics has been under development by the founding team for several years and they have successfully raised over $1,000,000 in research funding so far, in an effort to de-risk the technology and bring it to the current development stage, though no definitive statements are made regarding the overall risk of commercial development of the underlying technology. Please refer to the "Risk Factors" section above. The progress made so far, the value of the technology, the value of the exclusive license and the multi-billion-dollar market opportunity were the basis of our company valuation. Also, the founding team brings to the Company their existing networks and technical expertise needed for further development of the technology and its launch in the market.

USE OF PROCEEDS

	Offering Amount Sold	Offering Amount Sold

Total Proceeds:	$10,000	$1,070,000
Less: Offering Expenses		
StartEngine Fees (6% total fee)	$600	$64,200
Net Proceeds	$9,400	$1,005,800
Use of Net Proceeds:		
Salaries	$0	$366,000
R&D	$400	$190,000
Marketing	$2000	$60,000
Working Capital	$4000	$144,000
Travel and Entertainment	$1000	$35,800
Legal	$2000	$240,000
Total Use of Net Proceeds	$9,400	$1,005,800

-

Clarification

-

Salaries

CEO	$ 140,000
Research Scientist - PhD	$ 60,000
Assay Development Expert	$ 48,000
Technician	$ 44,000
Technician	$ 44,000
Total	$ 336,000

Research scientist (PhD) will guide, overlook and manage day-to-day R&D activities. Their role will be in planning experiments and development work, analysis of the experimental data and reporting to the CEO and technical advisors.

Assay Development scientist will be responsible for the development and optimization of the test assay strip and will report to the Research scientist.

Technicians will be responsible for execution of laboratory work and will report to the Assay development scientist and the Research scientist.

R&D

Potentiostat	$ 10,000
	$ 10,000

Desiccators	
Centrifuges	$ 20,000
Basic Labware	$ 50,000
Consumables, chemicals	$ 100,000.00
Total	$ 190,000.00

R&D costs include procurement of consumables, materials, reagents, bio-reagents (antibodies, antigens, serum, etc.) and other chemicals needed for the assay development, experiments and product development. This list is not extensive and might include other items not listed.

We also need basic lab-ware such as pipettes, centrifuges, vortex, shakers, laptops, containers, beakers, competitor point-of-care systems for benchmarking of our performance, etc. We also need a potentiostat to perform electrochemical analyses and benchmark our results and desiccators for preparation of stable assay modules (ensure long term storage). This list is not extensive and might include other items not listed.

Marketing

Marketing	60,000.00
Total	60,000.00

Marketing costs include social media marketing, press releases, marketing material etc. This list is not extensive and might include other items not listed.

Working capital

Office rent	10,000.00
Lab rent	54,000.00
Subcontracting	60,000.00
Misc	20,000.00
Total	144,000.00

We will rent our office at co-working spaces such as Wework. We will rent our laboratory space in dedicated biotech incubators that fit our basic criteria: availability of biological and chemicals hoods, access to shared equipment and rapid prototyping. Subcontracting will include industrial design, manufacturing process design, app design, reader development, etc. This list is not extensive and might include other items not listed.

Travel and Entertainment

Scientific conferences	5,000
Tradeshows	10,000
Airfares and lodging	20,800
Total	35,800

The travel budget will be mostly allocated towards advertisement of our technology and seeking new research collaborations and commercial partnerships at scientific conferences and tradeshows such as SBIR, military, BIO conferences and other relevant biosensor events. This list is not extensive and might include other items not listed.

Legal

Licensing agreement milestone payments	110,000.00
legal	40,000.00
consulting	90,000.00
Total	240,000.00

IP costs include milestone payments for the sublicense agreement to Biosensorix Pte. Ltd., filing of novel IP, marketing and social media consulting, R&D consulting, advisory fees, FDA regulation consulting, legal fees, legal advice, etc. This list is not extensive and might include other items not listed.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments and salaries; Any expense labeled “Administration Expenses” that is not strictly for administrative purposes; Any expense labeled “Travel and Entertainment”; Any expense that is for the purposes of inter-company debt or back payments.

REGULATORY INFORMATION

Disqualification

The Company is not disqualified under Regulation Crowdfunding’s disqualification rules.

Compliance failure

The Company has not previously failed to comply with Regulation Crowdfunding.

Annual Report

The company will make annual reports available at “www.eclipsedx.com/Investors” in the “For Investors” section labeled “Annual Report”. The annual reports will be available within 120 days of the end of the issuer’s most recent fiscal year.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Eclipse Diagnostics Inc.

[See attached]

Eclipse Diagnostics, Inc.

Delaware Corporation

Financial Statements (Unaudited) and Independent Accountant's Review Report

February 5, 2018 (Inception)

ECLIPSE DIAGNOSTICS, INC.

TABLE OF CONTENTS

	Page
INDEPENDENT ACCOUNTANT'S REVIEW REPORT	1
BALANCE SHEET	2
NOTES TO THE FINANCIAL STATEMENTS	3-6

To the Board of Directors
Eclipse Diagnostics, Inc.
Los Angeles, California

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

We have reviewed the accompanying balance sheet of Eclipse Diagnostics, Inc. (the "Company") as of February 5, 2018 (inception) and the related notes to the balance sheet. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the balance sheet in accordance with accounting principles generally accepted in the United States of America; this includes design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the balance sheet that is free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the balance sheet for it to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying balance sheet in order for it to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 3, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying balance sheet does not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

Artesian CPA, LLC

Artesian CPA, LLC

Denver, Colorado
March 13, 2018

Artesian CPA, LLC

1624 Market Street, Suite 202 | Denver, CO 80202
p: 877.968.3330 f: 720.634.0905
info@ArtesianCPA.com | www.ArtesianCPA.com

ECLIPSE DIAGNOSTICS, INC.
BALANCE SHEET (UNAUDITED)
As of February 5, 2018 (inception)

ASSETS	
Current Assets:	
Cash and cash equivalents	$ -
Total Current Assets	-
TOTAL ASSETS	$ -
LIABILITIES AND STOCKHOLDERS' EQUITY	
Liabilities	$ -
Stockholders' Equity:	
Common Stock, $0.05 par, 1,200,000 shares authorized, no shares issued and outstanding as of February 5, 2018 (inception)	-
Additional paid-in capital	-
Retained earnings	-
Total Stockholders' Equity	-
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ -

See Independent Accountant's Review Report and accompanying notes to the financial statements.

NOTE 1: NATURE OF OPERATIONS

Eclipse Diagnostics, Inc. (the "Company"), is a corporation formed on February 5, 2018 under the laws of Delaware. The Company was formed to do a research and development of medical devices for sales within in the United States of America market. The Company will be developing a home testing device to monitor the risk of brain stroke.

As of February 5, 2018 (inception), the Company has not commenced planned principal operations nor generated revenue. The Company's activities since inception have consisted of formation activities and preparations to raise capital. Once the Company commences its planned principal operations, it will incur significant additional expenses. The Company is dependent upon additional capital resources for the commencement of its planned principal operations and is subject to significant risks and uncertainties; including failing to secure funding to operationalize the Company's planned operations or failing to profitably operate the business.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (GAAP). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of the balance sheet in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the balance sheet and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents and Concentration of Cash Balance

The Company considers all highly liquid securities with an original maturity of less than three months to be cash equivalents. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits.

Fair Value of Financial Instruments

Financial Accounting Standards Board ("FASB") guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the balance sheets approximate their fair value.

Organizational Costs

In accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 720, organizational costs, including accounting fees, legal fees, and costs of incorporation, are expensed as incurred.

Income Taxes

The Company uses the liability method of accounting for income taxes as set forth in ASC 740, *Income Taxes*. Under the liability method, deferred taxes are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse. A valuation allowance is recorded when it is unlikely that the deferred tax assets will not be realized. The Company assesses its income tax positions and record tax benefits for all years subject to examination based upon our evaluation of the facts, circumstances and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, the Company's policy is to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements. The Company has evaluated its income tax positions and has determined that it does not have any uncertain tax positions. The Company will recognize interest and penalties related to any uncertain tax positions through its income tax expense.

The Company may in the future become subject to federal, state, and local income taxation though it has not been since its inception. The Company is not presently subject to any income tax audit in any taxing jurisdiction.

NOTE 3: GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company is a business that has not commenced planned principal operations, plans to incur significant costs in pursuit of its capital financing plans, and has not generated any revenues as of February 5, 2018 (inception). The Company's ability to continue as a going concern in the next twelve months is dependent upon its ability to obtain capital financing from investors sufficient to meet current and future obligations and deploy such capital to produce profitable operating results. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The balance sheet does not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

NOTE 4: STOCKHOLDERS' EQUITY

The Company has authorized 1,200,000 shares of $0.05 par value common stock as of February 5, 2018 (inception). As of February 5, 2018 (inception), no shares were issued or outstanding.

NOTE 5: RECENT ACCOUNTING PRONOUNCEMENTS

Management does not believe that any recently issued, but not yet effective, accounting standards could have a material effect on the accompanying balance sheet. As new accounting pronouncements are issued, the Company will adopt those that are applicable under the circumstances.

NOTE 6: SUBSEQUENT EVENTS

Stock Issuances

Subsequent to the February 5, 2018 inception date of these financial statements, the Company issued common stock to its two founders. A total of 1,000,000 shares of common stock were issued to these stockholders for a total cash consideration of $100. 100,000 shares of common stock will be reserved for a stock option plan.

Licensing Agreement

On February 8, 2018, the Company entered into licensing agreement with another party (the "Licensor"). The agreement granted the Company the exclusive right to use the invention and licensed patents in accordance with the agreement in the United States of America for a term expiring upon the expiration of the patents, unless terminated earlier under provisions of the agreement. This licensing agreement requires the Company to achieve certain milestones, as follows: a) raise $100,000 of capital within six months, and pay the Licensor a fee of $10,000 from such funds; b) raise $500,000 of capital within 12 months, and pay the Licensor a fee of $45,000 from such funds; c) raise $1,000,000 of capital within 24 months, and pay the Licensor a fee of $75,000 from such funds; d) obtain approval from appropriate government authorities related to the patents within 10 years; and e) pay the licensor $25,000 for each $500,000 of additional capital raised over $1,000,000 up until the approvals in d are obtained. The Company's rights under this agreement become non-exclusive should it fail to meet any of these milestones. The agreement also requires the Company to pay a royalty of 2% of net sales (as defined in the licensing agreement) annually throughout the term of the agreement.

Management's Evaluation

Management has evaluated subsequent events through March 13, 2018, the date the balance sheet was available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in these financial statements.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

Discover Investments | Edit My Campaign | Launch an ICO NEW | Diana C.

Eclipse Diagnostics is pending **StartEngine Approval.**



0
Investors

$0.00
Raised of $10K - $107K goal

Eclipse Diagnostics

Preventing Stroke At Home

Small OPO · Los Angeles, CA · Biotechnology · Accepting International Investment

Overview | Team | Terms | Updates | Comments | Share



Preventing Stroke at Home

Invest in Eclipse Diagnostics

Each year nearly 800,000 people in the U.S. experience a new or recurrent stroke, and stroke is the **fifth leading cause of death** in the U.S. Up to **80 percent of strokes can be prevented,** and our mission is to give **surviving stroke patients, diabetics**, and others a home testing device that can give an early warning sign and help prevent stroke at home.

We are developing an easy-to-use **home test to monitor the risk of stroke**. The device is based on our patented and proven technology,

to use.

"Almost everyone knows somebody who had a stroke. A few years ago, my grandmother, who I was very close to, had a stroke. She lost the ability to speak, walk, and take care of herself. It was a very difficult period for the whole family, and it had a profound effect on me. The recovery was slow, but eventually she could speak again and interact with us. Unfortunately, like in most stroke cases, she had another stroke. That one was fatal. It devastated me, but it also motivated me to make a difference and help other families to prevent the untimely deaths of their loved ones. At Eclipse Diagnostics we want to help prevent stroke at home."

- Luka Fajs (Feiss), Founder and CEO

The Offering

Investment
$10/share of Common Stock
$10.1 million post-money valuation

Perks*

All investors
Frequent updates on our technology progress

$2,000+
Exclusive content and frequent company updates
Personalized Stroke Screen Home test prototype

$5,000+
Your place on the Technology Ambassadors Page of the website - Exclusive content and frequent company updates
Personalized Stroke Screen Home test prototype
1-year 'Casual' subscription to the Stroke Screen Home test - FREE

$10,000+
Your place on the Technology Ambassadors Page of the website - Exclusive content and frequent company updates
Personalized Stroke Screen Home test prototype
Invitation to our annual company VIP events
1-year 'Basic' subscription to the Stroke Screen Home test - FREE

$50,000+
Your place on the Technology Ambassadors Page of the website as an **Honored Contributor** - Exclusive content and frequent company updates
Personalized Stroke Screen Home test prototype
Invitation to our annual company VIP events
1-year 'Monitor+' subscription to the Stroke Screen Home test - 2 FREE
Twice-a-year conference call with the CEO and founders

**All perks occur after the offering is completed.*

This Offering is eligible for the
StartEngine Owners' 10% Bonus.

*For details on the bonus, please see the **Offering Summary** below.*

Stroke is the second leading cause of death worldwide

and it can happen to anyone anywhere

6+ million	**16+ million**	**5+ million**
deaths	new strokes per year	permanently disabled


Did you know
that Stroke is the
second leading
cause of death
worldwide?

With a rapidly aging population and increased incidence of cardiovascular disease, stroke is becoming one of the **leading causes of morbidity and mortality** in the U.S. and across the world.

A stroke is a "brain attack". **It can happen to anyone at any time**. It occurs when blood flow to an area of the brain is cut off. When this happens, brain cells are deprived of oxygen and begin to die. When brain cells die during a stroke, abilities controlled by that area of the brain such as memory and muscle control are lost.

How a person is affected by their stroke depends on where the stroke occurs in the brain and how much the brain is damaged. For example, someone who had a small stroke may only have minor problems such as temporary weakness of an arm or leg. People who have larger strokes may be **permanently paralyzed on one side of their body or lose their ability to speak**. Some people recover completely from strokes, but more than two-thirds of survivors will have some type of disability.

After experiencing a stroke, survivors and their families usually concentrate their efforts on rehabilitation and recovery. However, preventing a second stroke from happening is also critical. In the U.S. stroke kills more than 130,000 people each year. About 40 percent of deaths occur in males and 60 percent in females. **About 25% of the nearly 800,000 strokes that occur each year are recurrent events.**

(American Stroke Association)


Stroke can
happen to
anyone
anytime!
www.eclipsedx.com

Stroke can be prevented

Up to 80 percent of strokes can be prevented. Risk of stroke can be reduced by lowering blood pressure, losing weight, exercising, treating diabetes, treating atrial fibrillation, quitting drinking, and quitting smoking. These are all effective ways to reduce the risk of stroke, but **today there is no way to assess and monitor the risk of stroke at home.** (American Stroke Association)

We aim to do just that. Our solution is to **monitor the risk of stroke using a simple-to-use blood test**, similar to the glucose test used by diabetic patients. This was not available up to now because there was no affordable way to measure disease markers at home. **Our technology enables that.**

How do we do it?

We measure a heart failure blood marker that, when elevated, indicates a high risk of stroke. A weakened heart cannot pump blood efficiently, and that can lead to the formation of blood clots that can cause a stroke. **With continuous monitoring** - at least once a week - we will be able to provide an early warning sign and recommend a visit to a physician who will provide the final diagnostics and treatment. Our stroke screening test is NOT intended to be a substitute for professional medical advice, diagnosis, or treatment. Always talk to your doctor or other healthcare provider about any questions you have about medical conditions. *(source: Biosensors)*


DID YOU KNOW?
STROKE CAN BE PREVENTED
www.eclipsedx.com

Stroke Screening Home Test

Take control of your health from the comfort of your home

Our goal is to develop and bring to the market an end-to-end screening platform that will enable users to monitor their stroke risk on a daily or weekly basis. The test procedure is simple and requires only a drop of blood. The drop is put onto the disposable, one-time-use test strip. This strip is then inserted into the handheld reader.

The reader will be bluetooh-enabled and connected to a smartphone mobile application that will gather and process the information. The application will provide users with a warning and alert if their biomarkers reach high-risk levels and instruct them to visit a physician.

One-time-use, disposable test

Simple-to-use test cartridge that is used like a glucose test strip or pregnancy test. All that's needed is a **drop of blood.**



Bluetooth-enabled reader

The reader enables an accurate readout of the test in **15 minutes** and transfers the data to the mobile application.



Mobile application

Portal for users to monitor their stroke risk status, which enables communication with one's doctor or relatives.



"All it takes is a drop of blood and 15 minutes."






ECLIPSE
DIAGNOSTICS
Login
Sign up
ECLIPSE
John Doe
STROKE RISK HISTORY
JAN FEB MAR APR MAY
NOTIFICATIONS
START A NEW TEST


ANALYZING...
15
min
200
LOW RISK

Business Model

We will offer our solution direct to consumers using a subscription model that's based on a user's needs and health status.

Casual	Basic	Monitor+
60$	**99$**	**160$**
per month	**per month**	**per month**
free reader	free reader	free reader
free mobile app	free mobile app	free mobile app
4 tests/month	8 tests/month	15 tests/month

Disrupting Traditional Industry

How big is the opportunity?

It's huge. Our target consumers are stroke survivors and diabetics. In the U.S. alone there are 6.5 million stroke survivors (data from National Stroke Association) and over 10 million diabetics over 40-years old (data from CDC). Considering only the basic subscription model, this amounts to a market opportunity of $9.9 billion per year.

In-vitro diagnostics	Point-of-care diagnostics
$46B	**$19B**
(BCC Research; November 2015; IVD: Technologies and Global Markets)	*(BCC Research; November 2016; "Point of Care Diagnostics)*

Global stroke management market

Expected to reach $36b by 2023

Growing at a CAGR of **7.1%** (2017-2023)

(KBVresearch)

Who benefits the most?

Stroke survivors and diabetic patients are at the highest risk of stroke and are therefore the main groups that we want to reach. Our stroke screening test still requires a blood prick, and that is often a barrier for a number of healthy people. However, this is not the case with people who have experienced the terrifying consequences of stroke and also with diabetic patients who have to do a daily blood pricks to monitor their glucose levels.

Stroke survivors



Diabetic patients



Technological Breakthrough that Enables Affordable Home Testing

The core of our stroke home test is our patented testing platform - ELLI - that enables measurement of the levels of disease biomarkers **within 15 minutes using only a drop of blood and a single-step procedure**. How did we achieve that? We combined the underlying technologies of the two most successful tests in the market: pregnancy-test technology and the glucose-test technology. We merged them together with our patented chemical formulation that enables low-cost production and laboratory-grade accuracy.

The technology originates from Prof. Robert S. Marks's laboratory in the Ben-Gurion University of the Negev in Israel. We later proved the concept of the technology in Singapore in the laboratory of Prof. Marks and received several research grants to bring it to a stage, where we were able to prove its utility as a rapid and easy-to-use test for detection of stroke biomarkers, infectious disease, and other medical conditions.

History

The technology was first developed in Prof. Robert S. Marks's laboratory in the Ben-Gurion University of the Negev in Israel and further developed in Singapore with funding from the Singapore-MIT Alliance for Research and Technology (SMART), the National Research Foundation and SPRING Singapore.

The company that was spun-out (Biosensorix - founded by Robert and Luka) and continued to develop and improve the performance of the technology and to develop several applications ranging from detection of infectious disease, male fertility, heart disease and stroke diagnostics.

The technology received several awards including:

- Most Investible Team at InnovFest Unbound 2017
- Most Disruptive Technology Innovfest Unbound 2017
- Rockstar Pitch Innovfest Unbound 2017
- Winner at the Singapore Airshow Exhibition Startup Competition 2018
- **3rd prize at TechCrunch 2017 in Shanghai.**

First prototype




echCrunch
2017

Stage of the Technology Today

Working prototypes and technology that are on par with laboratory-based testing

We have developed several versions of our laboratory prototypes and have tested them with several target medical applications ranging from infectious disease, male fertility, heart markers and, of course, our target stroke biomarker. We have shown that the technology is highly sensitive and specific. The sensitivity and specificity of our tests are linked mainly to the source of antibodies we use for the detection - we use off-the-shelf, commercial antibodies that have been validated by others. Our innovation is to bind them in our patented testing platform, that enables rapid and accurate measurement of the biomarker levels. For now, we do not focus on antibody production or biomarker discovery. We use validated and known markers and apply them in our technology.




START
15
10:00
500 ng/mL
HIGH

Work to Be Done

Product Development & Regulatory Approval

We have successfully built and tested our first prototypes in a controlled laboratory environment. We are still assembling and manufacturing the devices in our laboratory and now need to move towards a controlled and optimized manufacturing with proper quality control. Translation of our initial product design to manufacturing will require a degree of additional research and development in order to maximize the design and manufacturing efficiency. We are also developing the second generation hand-held reader that will be Bluetooth enabled and will be able to communicate with the mobile application that we are yet to build. Our goal is to achieve these development goals within 18 months, which is when we will submit documentation to the FDA for regulatory approval. Based on initial discussions with FDA consultants we estimate that a 510k submission will be sufficient and that the process should take one year.

Do we have FDA approval yet?

We do not yet have FDA approval, but we are in early discussions with FDA consultants.

Do we need FDA approval?

Based on initial assessment with regulatory advisors we need to file a 510k premarket notification for a Class II screening device.

How long will it take?

Conditional we achieve all our R&D targets in time and 510k submission is sufficient, we estimate we can get the approval within 3 years.

Made in America for Americans

Our goal is to develop, manufacture and sell our Stroke Screen home test in the U.S.A. We want to support local industry and workers and bring a product of highest quality to market. Our intention is also to market the product first in the U.S. as per commitment form FDA to make the U.S. market a top priority for most developers of novel devices by the end of 2020. Today, many medical device companies target Europe first before setting their sights on FDA approval, thereby depriving U.S. patients of leading-edge products.

Our Competitive Advantage

Today, the main gap in the market of point-of-care (POC) devices lies in the detection of disease markers other than simple blood chemistry and electrolytes and glucose. Immunoassays are more complicated. Those molecules are currently identified using laboratory-based ELISA (enzyme-linked immunosorbent assay). Another benefit of current ELISA tests is that they offer both qualitative and quantitative results.

Many attempts have been made to “transfer” ELISA to POC, mostly utilizing expensive optics or microfluidics-based technologies. Immunoassays are also more challenging because they require proteins to interact and bind to each other and they require a wash cycle. The washing step is the main reason why most of today’s approaches use some kind of microfluidic mechanism - that in turn increases the cost and reduces the robustness of the tests.

To the best of our knowledge, **our technology is the only one that enables truly affordable measurement of biomarker levels at home.** Namely, most other competing approaches rely on detection and quantification of biomarkers using optics, spectroscopy, fluorescence, chemiluminescence or visualization of test band using a camera. While the underlying technologies are often very sensitive and reliable, their main barrier is the high cost of the readers that are typically over $1000. Moreover, they are often bulky and not suitable for home use.

We have created our technology with the end user in mind. We wanted to develop something that is both **easy to use, affordable and at the same time of laboratory-grade quality and precision.**

Point-of-care diagnostics and diagnostics markets are widely recognized as markets with a high barrier of entry due to the concentration of the markets and dominance by big multinational diagnostic companies such as Roche, Abbott, Alere, BD Diagnostics, BioMérieux and others. Development of novel diagnostics is associated with high research and development costs that compound the barriers of entry.

However, the existing diagnostic market is shifting towards the idea of recentering diagnostics on people, rather than using the widespread centralized diagnostic laboratory model. As reported in Nature Biotechnology: “Investors are pumping money into start-ups chasing the holy grail of finger-prick diagnostics, and big players keep on acquiring innovators in the space." (Nature Biotech)

Here lies the key to lowering the perceived high-barrier of entry by employing the business strategy of bringing a product to a stage where the ‘big players’ are incentivized to take-over, acquire or license the technology.

Our technology serves this niche market because we can provide laboratory-grade performance at a price that is accessible to a general consumer.

Data, Data, Data, Data

The greatest value beyond preventing stroke is the continuous health data.

We will collect the anonymized data to drive new research, machine learning and to provide novel health insights to our users. This will drive our business growth. We are developing an Internet-of-Things-enabled medical device that you will be able to embed in your smart home.

Decentralising Healthcare

Preventing stroke is just the begining

Stress management | Military applications | Athlete recovery | Fertility

Team of Top Talent



Dr. Luka Fajs (Feiss)

Founder and CEO

Luka comes from Slovenia and holds a PhD in Medical Microbiology. Before starting the company he was doing research and clinical laboratory diagnostics of hemorrhagic fevers, biothreats and other infectious diseases. He spent a lot of time in the field, helping doctors and nurses in low-income countries to set up and improve their diagnostic preparedness. During his work, he saw firsthand the drawbacks of the existing medical diagnostics system that is mostly centralized, capital-intensive, with many people not enjoying adequate access to it. That was the motivation to join Prof. Robert's laboratory in Singapore where he took over the fundraising and startup activities of the technology. He continued as CEO of Biosensorix and helped secure early funding and directed the research and development activities. He is a passionate entrepreneur with deep knowledge of diagnostics, user expectations, and basic science.

Prof. Robert S. Marks

Founder and Chief Scientist

Prof. Dr. Robert S. Marks is the co-inventor of the technological platform and is a renowned expert and key opinion leader in the field of biosensors. He is a Full Professor at the Ben-Gurion University of the Negev, Israel, at the Department of Biotechnology Engineering, The National Institute for Biotechnology in the Negev and the Ilse Kats Centre for Nanotechnology. He is presently a Visiting Scientist in the NTU-MSE, and was a program coordinator for the NRF CREATE program "Nanomaterials for Water and Energy Management". Robert has previously co-founded Biosensing Technologies Ltd, Biopixel Ltd and Polyrizon Ltd. He will be assisting with advising the development of the next generation prototype and establishing the business collaboration with potential partners. Prof. Marks has extensive experience in development of biosensors. He is the Editor-in-Chief of a 2007 2-volume Wiley Handbook in Biosensors and Biochips and a 2014 Viral Diagnostics book for virus detection. He is the author of 150+ papers (H-index 27), and numerous chapters. He has 4 issued patents as well as a dozen filed.

Tina Semolic

Marketing



Head of Marketing

Previously at Adglow.com (clients: Prada, Miu Miu, Moschino, Pinko, Max Mara, Armani ect.), Httpool.com (over 50 clients: Generali insurance, Mercedes, Audi, STO - Slovenian touristic org. ect.), Adroll.com (Head of Business Development SMB) Facebook.com (over 500 clients: Adidas, Nike, Ferrari, illy, Morellato, Fossil, Head, Hugs ect.)

Đina Mandic

Marketing



Social Media Marketing Manager

Currently at Đina's Real Estate Agency. Đina is an experienced salesperson and marketer with a passion for social media and PR.

Advisors

Dr. Falk Fish



30 years experience in medical rapid in vitro diagnostic devices, founder of **Orgenics, Alere (acquired by Abbott).**

Dr. Branka Palic



Bayer, Consultant (current), **Roche, Director Clinical Operations**; directed and managed over 35 sponsored trials with 30% global recruitment and over 2,500 recruited patients at stretch and/or projected timelines which resulted in budget savings of 20%. **Allergan**, **Director of Clinical Research**

John Molyneux



VP Manufacturing Operations at **TriReme** Medical, LL. Previously at **Abbott** (i-STAT).

//Geek section

The proof-of-principle has been previously demonstrated with a model protein. The immunoassay research comprised of an immunocomplex between antigen NS1 protein and NS1 antibody conjugated onto the immuno-nanobeads. Applying a running buffer, the immunocomplexes flowed to the immuno-conjugated SPGE surface and formed a specific sandwich detection due to biomolecular recognition. The immunocomplex formation was successfully analysed by electrochemical detection. An electrochemical signal due to the specific detection of NS1 was contributed by a redox label functionalised on the bead containing the NS1 antibody. A proportional increase of faradic current with the increase of the analyte NS1 protein concentration was observed. The ELLI prototype was assembled in a cassette and it successfully demonstrates a linear response over a concentration range of 1–50 ng/mL with an R2 of 0.928. The specificity of the NS1 protein detection system was investigated. Non-specific capture antibody (mouse IgG) was immobilized onto the surface of the SPGE instead of NS1 antibody. Control experiments were treated identically to the specific experiments from 0.5 ng/mL to 400 ng/mL and no significant changes were observed in the impedimetric responses. This demonstrated the specificity of the developed detection system.

Our latest laboratory results show that we can obtain results that match the performance of ELISA in under 15 minutes. We have tested our platform with different target molecules (eg. E. coli, cancer markers and dengue NS1), and have shown that our platform is equally efficient/independent of the target antibody/antigen target we use.

All in all, the main advantage of the ELLI is that it shows qualitative and quantitative detection of NS1 protein down to a detection limit of 0.5 ng/mL involving an electrochemical signal based on a redox label ferrocene which is stable to both thermal and photobleaching. Moreover, a small volume of sample was also used and no enzymes were needed in the construction of the ELLI. The development and assembly of the ELLI is relatively simple, biocompatible, disposable, and inexpensive involving affordable technologies applying cellulose paper and screen printed electrodes thus providing POCT capabilities.

Proof-of-principle of detecting clinically-relevant (picogram) concentrations of NT-proBNP using ELLI was done with at least twelve independent biofunctionalized SPGEs were used for each concentration of NT-proBNP, ranging from 100 pg/mL up to 5000 pg/mL, in duplicates. A drop of 50 μL NT-proBNP was applied during a 10-min incubation before the SPGE was washed with running dI water thoroughly (~10s). The SPGE was then slightly dried around its periphery and it is important to avoid contact with the electrodes surface. Afterwards, CV and EIS were performed sequentially. With an increase of NT-proBNP concentration, the current of redox reporter decreased while the resistance of the SPGE surface increased due to an increasing amount of NT-proBNP captured on the specific biofunctionalized SPGE.

For more detailed information check out our published peer-reviewed manuscripts:
Manuscript 1, Manuscript 2, Manuscript 3

2010 — Ideation
First successful experiments performed in Israel

2014 — Proof of Concept
The technology was transferred to Prof. Robert's laboratory and further developed. We proved the concept of the technology using dengue as a model medical application.

Nov 2015 — First spin out of the technology
Robert and Luka start Biosensorix and transfer the R&D to the company

2016 — Advance prototype complete
We have successfully tested the advanced prototype with several medical applications including the stroke. marker.

2017 — Focus on stroke
We narrowed down our first target medical application to prevention of stroke

Feb 2018 — Eclipse Diagnostics is launched
We incorporated Eclipse Diagnostics Inc. and transferred the intellectual property right for stroke testing.

Feb 2018 — Launched on StartEngine
Now YOU can own a part of our company!

Dec 2018 — First Industrial Prototype
Develop integrated industrial prototype to determine quality control measures, tolerances & specifications for pre-production industrial prototype. (ANTICIPATED)

Dec 2019 — Industrial Prototype Complete
We will develop the pre-production version of the platform, to be validated with clinical samples per FDA recommendation. (ANTICIPATED)

2021 — Product Launch
We hope to get FDA approval by end of 2021 to enable first sales. (ANTICIPATED)

In the Press

SHOW MORE

Meet Our Team





Luka Fajs

President, CEO, Director

Luka comes from Slovenia and holds a PhD in Medical Microbiology. before starting the company he was doing research and clinical laboratory diagnostics of hemorrhagic fevers, biothreats and other infectious diseases. He spent a lot of time in the field, helping doctors and nurses in low-income countries to set up and improve their diagnostic preparedness. During his work, he saw first-hand the drawbacks of the existing medical diagnostics system that is mostly centralized, capital-intensive and many people do not have adequate access to it. That was the motivation to join Prof. Robert's laboratory in Singapore where he took over the fundraising and startup activities of the technology. He continued as CEO of Biosensorix and helped secure early funding and directed the research and development activities. He is a passionate entrepreneur with deep knowledge of diagnostics, user expectations, and basic science. Jan 2014 - Dec 2014: Post-doc at Institute of Microbiology and Immunology, University of Ljubljana, Slovenia - research and clinical diagnostics of viral hemorrhagic fevers and other zoonoses Jan 2015 - Dec 2016: Post-doc at Nanyang Technological University, Singapore - research and development of diagnostic and environmental monitoring platforms Nov 2015 - present: cofounder, CEO and Director of Biosensorix Pte. Ltd., Singapore - research and development of medical devices for rapid detection and quantification of disease biomarkers Feb 2018 - present: cofounder, president, CEO and Director of Eclipse Diagnostics Inc., USA - research and development of medical devices for rapid detection and quantification of disease biomarkers

Prof. Robert S. Marks

Chief Scientist, Director

Prof. Dr. Robert S. Marks is the co-inventor of the technological platform and is a renowned expert and key opinion leader in the field of biosensors. He is a Full Professor at the Ben-Gurion University of the Negev, Israel, at the Department of Biotechnology Engineering, The National Institute for Biotechnology in the Negev and the Ilse Kats Centre for Nanotechnology. He was a Visiting Scientist in the NTU-MSE, and was a program coordinator for the NRF CREATE program "Nanomaterials for Water and Energy Management". Robert has previously co-founded Biosensing Technologies Ltd, Biopixel Ltd and Polyrizon Ltd. He will be assisting with advising the development of the next generation prototype and establishing the business collaboration with potential partners. Prof. Marks has extensive experience in development of biosensors. He is the Editor-in-Chief of a 2007 2-volume Wiley Handbook in Biosensors and Biochips and a 2014 Viral Diagnostics book for virus detection. He is the author of 150+ papers (H-index 27), and numerous chapters. He has 4 issued patents as well as a dozen filed. 2011-present: Full Professor at Avram and Stella Goldstein-Goren Department of Biotechnology Engineering, Ben-Gurion University of the Negev, Israel Jan 2012 - Dec 2016: Visiting Professor at Nanyang Technological University, Singapore July 2011 - Jun 2016: Coordinator at NRF (National Research Foundation) CREATE Center for Nanomaterials for Energy and Water Management, Singapore Nov 2015 - present: cofounder and Director of Biosensorix Pte. Ltd., Singapore - research and development of medical devices for rapid detection and quantification of disease biomarkers Feb 2018 - present: cofounder and Director of Eclipse Diagnostics Inc., USA - research and development of medical devices for rapid detection and quantification of disease biomarkers





Tina Semolic

Head of Marketing

Marketing advisor at Biosensorix Pte. Ltd. Previously at Adglow.com (clients: Prada, Miu Miu, Moschino, Pinko, Max Mara, Armani ect.), Httpool.com (over 50 clients: Generali insurance, Mercedes, Audi, STO - Slovenian touristic org. ect.), Adroll.com (Head of Business Development SMB) Facebook.com (over 500 clients: Adidas, Nike, Ferrari, illy, Morellato, Fossil, Head, Hugs ect.)

Đina Mandic

Social Media Marketing Manager

Currently at Đina's Real estate agency. Đina is an angel investor and experienced salesperson and marketer with a passion for social media and PR.

Offering Summary

Maximum 10,700* shares of common stock ($107,000)

**Maximum subject to adjustment for bonus shares. See 10% Bonus below*

Minimum 1,000 shares of common stock ($10,000)

Company	Eclipse Diagnostics Inc.
Corporate Address	WeWork Pacific Design Center, 750 N San Vicente Blvd, CA 90069
Description of Business	Easy to use home test to monitor the risk of stroke
Type of Security Offered	Common Stock (the "Shares", or the "Securities")
Purchase Price of Security Offered	$10 / share
Minimum Investment Amount (per investor)	$500.00

Perks*

All investors

Frequent updates on our technology progress

$2,000+

Exclusive content and frequent company updates -

Personalized Stroke Screen Home test prototype

$5,000+

Your place on the Technology Ambassadors Page of the website - Exclusive content and frequent company updates –

Personalized Stroke Screen Home test prototype

1-year 'Casual' subscription to the Stroke Screen Home test - FREE

$10,000+

Your place on the Technology Ambassadors Page of the website - Exclusive content and frequent company updates –

Personalized Stroke Screen Home test prototype

Invitation to our annual company VIP events.

1-year 'Basic' subscription to the Stroke Screen Home test - FREE

$50,000+

VIDEO TRANSCRIPT (Exhibit D)

Stroke is the second leading cause of death in the world. In the US alone, nearly 800,000 people have a stroke each year, and this number is only going to grow with a rapidly aging population and increased incidence of cardiovascular diseases.

Stroke can happen to anyone, anywhere. Stroke survivors often face long and painful rehabilitation processes due to paralysis, as well as loss of speech, hearing and memory. Moreover, they are also at a high risk of getting another stroke.

But it doesn't have to be like this - did you know that up to 80 percent of strokes can be prevented?

At Eclipse Diagnostics, our mission is to give surviving stroke patients, diabetics, and others a home testing device that can give an early warning sign and help prevent stroke at home.

We are developing an easy-to-use home test to monitor the risk of stroke. The device is based on our patented blood marker-based detection technology that is accurate, low cost and simple to use.

You just take a drop of blood, put it on a disposable test strip and insert the strip into a reader. Wait 15 minutes and get the result on your phone. With regular screening we will be able to monitor your risk of stroke and alert you when you should seek medical attention and treatment.

Up until now there was no real affordable way to measure disease markers at home, but our technology enables just that. At Eclipse Diagnostics we build on years of experience in medical diagnostics, biosensors and nanotechnology, to bring you the future of home testing.

Our goal is to decentralize and democratize healthcare by bringing medical grade testing to every home and not just for stroke.

Check out our offering, become part of our company, and help us save lives.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 6-8% (six to eight percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
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